Newmont Mining Corporation
6363 South Fiddler’s Green Circle Greenwood Village, CO 80111 T 303.863.7414 F 303.837.5837 www.newmont.com

July 16, 2012

VIA EDGAR AND OVERNIGHT COURIER

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, DC 20549-4628

Re:	Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 1-31240

Dear Mr. Schwall:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated June 21, 2012 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Proven and Probable Reserves page 34

1.	We note your disclosure of proven and probable reserves for your Boddington operation in Australia. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill holes

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

Mr. H. Roger Schwall

July 16, 2012

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule

The supplemental information requested by this comment 1 of the Comment Letter has been provided to the Staff under separate cover dated July 16, 2012, on a confidential and supplemental basis pursuant to Rule 12b-4 promulgated under the Exchange Act of 1934, as amended. In accordance with such rule, Newmont segregated such information and requests that such material be returned promptly following completion of the Staff’s review of the Form 10-K for the fiscal year ended December 31, 2011. Newmont also requested confidential treatment of such material, in accordance with the Freedom of Information Act and pursuant to the provisions of Rule 418 promulgated under the Securities Act of 1933, as amended.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Consolidated Financial Results, page 59

2.	We note you wrote down $2,080 million of property, plant and mine development costs related to the Hope Bay project as a result of your decision to place the project on care and maintenance. Please tell us and provide proposed disclosures to be included in future filings for the following:

•	describe in greater detail what factors or changes in circumstances occurred in your evaluation of economic feasibility for the project which led to the impairment;

•	discuss the method or methods used for determining fair value; and,

•	discuss whether there are any asset retirement obligations that remain at this property on December 31, 2011.

The Staff is advised that during 2011 the Company spent approximately $295 million on plant and equipment, exploration and project development related to its Hope Bay Property (“Hope Bay”), including $74 million spent in the fourth quarter of 2011. During the fourth quarter of 2011, the Company re-evaluated the economic feasibility of Hope Bay considering the 2011 drilling results, increased costs to develop and produce the potential resource for the project compared with other project and development opportunities within our wider project pipeline. Based on this evaluation, the Company determined to place the project on care and maintenance and to focus on environmental and regulatory compliance spending.

At the November 2011 Board of Directors meeting, management presented several development alternatives for Hope Bay, including continued self-development, potential sale or joint venture opportunities and suspending all further development and placing the project on care and maintenance. The options explored during the fourth quarter included looking for joint venture opportunities or a sale of part or all of the property. This process did not result in an acceptable offer, and as a result, the Company determined to place Hope Bay on care and maintenance, which was approved by the Board of Directors in January 2012. In accordance with ASC 360-10-35, which states “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable”, the Company’s accounting staff made an assessment that a triggering event had occurred and that Newmont would likely be required to impair the asset at year-end 2011. As such, the Company performed the required recoverability test and made a preliminary assessment that the amount of that impairment would likely be between $1.5 billion and $2.2 billion on a pre-tax basis. However, management’s conclusion regarding the impairment remained on-going in connection with the preparation of the Company’s annual financial statements and subject to presentation to the Audit Committee of the Board of Directors at the February 2012 meeting. On January 31, 2012, the Company disclosed the likelihood of a write-down and its preliminary assessment on Form 8-K as follows:

Mr. H. Roger Schwall

July 16, 2012

As previously disclosed by Newmont Mining Corporation (the “Company”) in its most recent Form 10-Q, the Company continues to evaluate development options and economic feasibility for the Hope Bay project, comparatively with other development opportunities within the Company’s wider project pipeline. Today, the Company announced care and maintenance funding for the Hope Bay project that will focus on maintaining the highest safety standards, as well as environmental and regulatory compliance for the project. Priorities in the first quarter of 2012 include ensuring regulatory compliance around water, waste and material management, while conserving spending on all non-essential expenditures, including postponing development and surface exploration activities until further evaluation of potential strategic options for the project is complete.

In connection with the Company’s regularly scheduled accounting impairment review, the approximate $1.6 billion net book value of the Hope Bay project will be subject to impairment testing, the conclusion of which will be reported in the Company’s Form 10-K, expected to be filed with the Securities and Exchange Commission on or about February 24, 2012. A write-down, should one be required, will not impact reported operating cash flows, cash balances or proven and probable reserves of the Company. The Hope Bay project was not included as part of the Company’s 2017 strategic growth plan or capital expenditure outlook for 2012.

As the Company does not expect to develop or sell the Hope Bay project, the historical book value will not be recovered by future cash flows and therefore no value was assigned to the Property, plant and mine development assets except for an insignificant amount related to items with residual scrap value.

The following is an example of how the Company will revise its disclosure in future filings as follows of MD&A when disclosing the Hope Bay write-down (page 65 of the 2011 Form 10-K):

Write-down of property, plant and mine development totaled $2,084, $6 and $7 for 2011, 2010 and 2009, respectively. The write-down in 2011 is primarily related to the Hope Bay project that resulted from our decision to place the project on care and maintenance and to focus on environmental and regulatory compliance spending. We placed the Hope Bay project on care and maintenance after evaluating development options and economic feasibility for the project compared with other project and development opportunities within our wider project pipeline. The amount of the Hope Bay write-down was recorded at fair value based on the estimated recoverable value, net of transportation and selling costs utilizing a liquidation model. Based on our decision to place the project on care and maintenance and abandon all development alternatives, as well as the lack of viable monetization alternatives, we determined there would be no future cash flows from the operation of the property. The 2010 write-down is primarily related to asset impairments at Nevada and the 2009 write-down is primarily related to asset impairments at Batu Hijau.

Mr. H. Roger Schwall

July 16, 2012

In accordance with FASB ASC 410, the Company has accrued an asset retirement obligation related to Hope Bay of $13 million. The Company assessed and recorded an asset retirement obligation in the period(s) in which the obligation was incurred. All of the Company’s asset retirement obligations, including Hope Bay, are reviewed and updated at a minimum on an annual basis in accordance with FASB ASC 410.

Liquidity and Capital Resources, page 75

3.	We note that a significant portion of your earnings are foreign and some earnings are deemed to be indefinitely reinvested in foreign jurisdictions. To assist an investor’s understanding of the availability of funds in domestic operations such as payment of debt, dividends, acquisitions and capital expenditures, please provide enhanced disclosures. Please provide, and confirm that in future Exchange Act filings you will disclose, the following:

•	the amount of cash and cash equivalents that are currently held by your foreign subsidiaries;

•	the amount of cash and short-term investment held by foreign subsidiaries where the funds are not readily convertible to other foreign currencies, including U.S. dollars;

•	if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries; and

•	explain any other implications or restrictions upon your liquidity that is affected by the majority of your cash, cash equivalents and short-term investments held by foreign subsidiaries.

The Company confirms that it will provide enhanced disclosure in future filings to assist an investor in understanding the availability of funds in its domestic operations. The following is an example based upon information at December 31, 2011, of how the Company’s Liquidity and Capital Resource disclosure will be revised in future filings:

At December 31, 2011, the Company had $1,760 million in cash and cash equivalents, of which $1,718 million was held in foreign subsidiaries, which are primarily held in U.S. dollar denominated accounts with the remainder in foreign currencies readily convertible to U.S. dollars. At December 31, 2011, $697 million of the consolidated cash and cash equivalents was attributable to non-controlling interests primarily related to our Indonesian and Peruvian operations which is being held to fund those operations and development projects. At December 31, 2011, $729 million in consolidated cash and cash equivalents ($423 million attributable to Newmont) was held at certain foreign subsidiaries. If repatriated, and depending on the jurisdiction, these distributions could be subject to withholding taxes, which would generate foreign tax credits in the U.S. As a result, we expect that there would be minimal U.S. tax liability upon repatriation of these amounts after considering available foreign tax credits. All other amounts represent earnings that are taxed in the U.S. on a current basis due to being held in U.S. subsidiaries or non-U.S. subsidiaries that are flow-through entities for U.S. tax purposes.

Mr. H. Roger Schwall

July 16, 2012

We believe that our liquidity and capital resources from U.S. operations and flow-through foreign subsidiaries are adequate to fund our U.S. operations and corporate activities.

Note 2 – Summary of Significant Accounting Policies, page 98

Principles of Consolidation, page 98

4.	We note your disclosure that you have identified VIEs in connection with your interests in PTNNT due to certain funding arrangements and shareholder commitments and determined that you are the primary beneficiary of these entities. We also note on page 17 that your interest in PTNNT was further divested under the Contract of Work and an operating agreement in which you share rights with Sumitomo. Noting the changes in structure of the entities and the disputes under the Contract of Work and operating agreement, please tell us if you re-assessed “control” and provide us the qualitative factors that you considered in your conclusion that you continue to be the primary beneficiary of PTNNT for the year December 31, 2011. Also, please discuss whether Sumitomo has any powers to direct significant activities, whether or not it chose to exercise them.

The Company consolidates PTNNT as a VIE through its 56.25% ownership of Nusa Tenggara Partnership B.V. (“NTPBV”), which owns 56% of PTNNT.

The Company continually re-assessed whether it “controls” PTNNT after each divestiture and change in ownership during the periods reported and determined that it continues to be the primary beneficiary of PTNNT at December 31, 2011.

ASC 810-10-05 states that “the reporting entity with a variable interest or interests that provide the reporting entity with a controlling financial interest in a variable interest entity…will have both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

NTPBV is governed under terms of a General Partnership Agreement (“Agreement”). At December 31, 2011, NTPBV had the right to appoint three of the five members of the Board of Directors of PTNNT (two from the Company and one from Sumitomo Corporation). Under the Agreement, all three NTPBV board members are obligated to vote in unison and all matters are approved by a majority of the votes, except for certain protective matters (i.e. merger and dilution type events) that require unanimous approval of all board members. Non-compliance with this obligation results in dismissal of Board representation and reassignment of the right to appoint that Board seat to the complying partner. The Agreement further gives Newmont the right to select the person to be appointed as President Director of PTNNT. The Company has exercised its rights to appoint the President Director who has the power to direct all day-to-day activities of PTNNT. These powers include managing and directing all the operations and activities of PTNNT, including the mine, mill, town site, power plant, port, and related activities. The duties also include the preparation of all programs and budgets, implementing decisions made by the Board of Directors, and all other significant day-to-day activities of PTNNT such as purchasing equipment or materials and entering into construction, engineering, and other agreements with third parties.

Mr. H. Roger Schwall

July 16, 2012

At December 31, 2011, NTPBV owned 56% of the shares of PTNNT, giving it a majority interest. In connection with the divestiture of shares in PTNNT to PT Multi Daerah Bersaing (“PTMDB”) during 2009 and 2010, PTMDB signed the Mine Operator Agreement granting the Company (and Sumitomo) the right to apply its operating, financial, environmental, safety, social responsibility, and other standards to govern PTNNT’s mining and other activities. This Agreement is effective for so long as NTPBV owns more shares of PTNNT than PTMDB. In connection with operating the Batu Hijau mine, Newmont has seconded to PTNNT key members of the management team, which is responsible for the day-to-day activities that have a significant and direct impact on PTNNT’s economic performance.

Newmont continues to control the activities that most significantly impact PTNNT’s economic performance and has the obligation to absorb losses and the right to receive benefits that are significant to PTNNT. Therefore, the Company has concluded that it continues to be the primary beneficiary of PTNNT at December 31, 2011.

Revenue Recognition, page 103

5.	We note your revenues from by-product sales are recorded as a reduction in your “costs applicable to sales” within your statements of consolidated income. In regard to this accounting, please tell us:

•	The amount of by-product sales netted against “costs applicable to sales” in each of the last three fiscal years;

•	Your basis for presenting by-product revenues as a reduction in your “costs applicable to sales”;

•	How the accounting of by-product revenues quantitatively and qualitatively affected your operating and performance measures; and

•	How you considered paragraphs 78 to 89 of FASB Concept Statement 6, including whether by-product sales meet the characteristics of revenue or gains.

According to FASB Concept Statement 6, noted in the Staff’s comment, “revenues are inflows or other enhancements of assets of an entity…from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” FASB Concept Statement 6 states that “gains and losses result from entities’ peripheral or incidental transactions and from other events…largely beyond the control of individual entities and their managements.” These gains and losses may be “classified as ‘operating’ or ‘nonoperating,’ depending on their relation to an entity’s major ongoing or central operation.”

The Staff is advised that as a primary gold producer, the Company designs its mine plans focusing on achieving high recoveries of gold per ton mined and processed. The method of processing depends upon the type of ore mined. However, in processing and extracting gold from the ore mined, certain metals are extracted that are not material to the Company or its operating segments. These are deemed to be peripheral to the Company and not revenue but rather by-products. The sales associated with these by-products are treated as a credit against Costs applicable to sales (“CAS”) as there is a relation between these credits and the direct cost of selling our gold.

The following table provides quantitative information related to the amount of by-product credits netted against CAS; as well as a comparison of by-product credits compared to the Company’s gross annual Sales revenue and gross annual CAS for the years ended December 31, 2011, 2010 and 2009, respectively.

Mr. H. Roger Schwall

July 16, 2012

(in millions)	2011	2010	2009
By-product credit	$319	$272	$218
Sales	$10,677	$9,812	$7,923
Cost applicable to sales	$4,209	$3,756	$3,226
By-product as a percentage of Sales	3%	3%	3%
By-product as a percentage of CAS	8%	7%	7%

The credit to CAS for by-products does not have an impact on the Company’s operating margin, operating income, net income, cash flow from operations, or ounces produced or sold, which we believe are key performance measures to our investors.

Note 10 – Income and Mining Taxes, page 122

6.	We note your disclosure that PTNNT, your partially owned subsidiary in Indonesia, received a final tax assessment of $132 million of tax and penalties’ in 2010. You also disclose PTNNT intends to vigorously defend its position and believes it is more likely than not that it will prevail and therefore recorded a corresponding receivable in the third quarter of 2010. Please discuss your basis for recording the full amount as a receivable and explain whether you updated your assessment of the tax position as of December 31, 2011. Refer to ASC 740-10-30.

During the second quarter of 2010, the Indonesian Tax Office provided PTNNT their preliminary audit findings related to the 2008 tax year. In July 2010, PTNNT received and paid the final tax assessment of $132 million, of which $119 million related to corporate income tax matters. Procedurally, PTNNT is required to pay the tax assessment prior to appealing the issues with the Tax Office pursuant to the Indonesian tax code.

During the third quarter of 2010, the Company analyzed the assessment and subsequent payment in accordance with ASC 740-10-25-2 for recognition and ASC 740-10-30 for measurement. As a result of this analysis, the Company determined it more likely than not (a likelihood of more than 50 percent), that the income tax positions subject to the assessment would be sustained and realized upon ultimate settlement with the Indonesian Tax Office. This determination was made based upon the technical merits of the issues as well as our experience with resolving similar disputes in prior years, where we have ultimately prevailed and collected the related receivables.

The Company’s assessment of PTNNT’s tax position in accordance with ASC 740-10-25-2 and ASC 740-10-30 and balance sheet classification is analyzed using the facts, circumstances and new information available at each reporting date.

Note 31 – Commitments and Contingencies, page 157

7.	We note you accrue estimated losses from loss contingencies when the probability that a liability has been incurred is greater than 75%. Please tell us your basis for this threshold within the accounting literature. Please refer to FASB ASC 450-20-25 and the FASB Master Glossary definition of “Probable.”

We agree with the Staff’s observations that the 75% threshold is not specified in the authoritative accounting guidance related to loss contingencies. We will remove the reference to this percentage in future filings.

Mr. H. Roger Schwall

July 16, 2012

We would be pleased to address any further Staff comments or questions related to this matter, and the Company will make every effort to respond in a timely manner. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Dave Ottewell, Vice President and Controller, at (303) 837-6105 or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Russell D. Ball

Russell D. Ball

Executive Vice President and Chief Financial

Officer

cc:	Tia L. Jenkins, Senior Assistant Chief Accountant

James Guigliano, Division of Corporate Finance